ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

dlw 11/26

Lodgement with Australian Stock Exchange:
19 November 2002 ASX Announcement and Media Release

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 November 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

ARGOS-1

WA-254-P - OFFSHORE CARNARVON BASIN, AUSTRALIA
10.71% (parts 1, 3 and 4), 11.25% (part 2), (OPERATOR - APACHE ENERGY LTD)

First Australian Resources Limited advises that the Argos-1 exploration well has reached a total depth of 2,052 metres and is currently being plugged and abandoned as a dry hole.

The primary target, the *B.reticulatum* Sandstone, that is productive in the nearby Legendre Field was present however no significant hydrocarbons were encountered.

Participants in Argos 1 are:-

Participant	Equity %
Apache Northwest Pty Ltd	47.8879
Woodside Energy Ltd	24.3750
First Australian Resources Ltd	10.7143
Victoria Petroleum NL	6.1743
Pan Pacific Petroleum NL	2.9914
Sun Resources NL	7.8571

First Australian Resources Ltd next scheduled well in the offshore Carnarvon Basin is Banjo-1 located in EP 397, likely to be drilled using the Ensco 53 rig during the first quarter of 2003.

For further information please contact Michael Evans:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au